SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2001

                      CIBA SPECIALTY CHEMICALS HOLDING INC.

             (Exact name of Registrant as specified in its charter)

                               Klybeckstrasse 141
                                   4002 Basel
                                   Switzerland

                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


          Form 20-F  x                    Form 40-F
                    ---                             ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                             No   x
              ----                            ---


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

                      CIBA SPECIALTY CHEMICALS HOLDING INC.

On February 21, 2001, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued its Annual Report 2000 and Financial Review 2000. A copy of the Annual Report 2000 and Financial Review 2000 are attached hereto as exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.

                                  EXHIBIT INDEX
                                  -------------



     Exhibit        Description
     -------        -----------
       99.1         Annual Report 2000

       99.2         Financial Review 2000

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 21, 2001                  CIBA SPECIALTY CHEMICALS
                                          HOLDING INC.,


                                          by /s/ Oliver Strub
                                          ---------------------------------
                                          Oliver Strub
                                          Corporate Counsel



                                          by /s/ Peter Sidler
                                          ---------------------------------
                                          Peter Sidler
                                          Senior Tax and Corporate
                                          Counsel